UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition

28 May 2008

PEARSON STEPS UP INVESTMENT IN
CHINA
:
ACQUIRES TWO PRIVATE ENGLISH LANGUAGE SCHOOL CHAINS

Pearson, the international education and information company, today announces that it has agreed to acquire two privately-owned English language school chains in
China
.

Learning Education Center (LEC), founded in 2000, provides English language instruction for children aged five to 12, through 17 schools, principally in Shanghai. Children attend classes after school, at weekends and during school holidays. Pearson has acquired 80% of LEC from its founders, Andrew Chen and Michelle He.

Dell English, founded in 1999, offers English language training to students typically aged between 15 and 35 years old, through more than 20 schools, principally in
Beijing
. Pearson will initially acquire 50% of Dell English from its founder and owner, Cole Wang, and will make further investment over the next three years to fund the expansion of the business, taking Pearson's stake to 70%.

Together, LEC and Dell English had sales of approximately $10 million in 2007 and gross assets of about $6.2 million at the end of 2007.

Pearson plans to support the continued expansion of both schools, which w ill operate under the 'Learning'
 brand. Marjorie Scardino, Pearson's chief
executive, is formally opening '
Learning' at one of its schools today in
Shanghai
. Pearson will develop new curriculum materials for
China
, drawing on content from Penguin and Pearson Longman, one of the world's leading publishers of English language training materials for teachers and students. Pearson also will invest in new teacher development programmes, assessment services and interactive digital learning programmes.

"We are significantly accelerating our investment and growth in
China
," said Marjorie Scardino. "It is a market where public and private spending on education is growing rapidly, where parents see that English language proficiency is central to their children's success and adults see that English greatly improves their job prospects in the global economy. We are very proud that these two fast-growing businesses are joining Pearson, and we are excited by the opportunities to build our business and serve students there."

Pearson also announced today that the Pearson Foundation, the company's charitable arm, will help rebuild and support a school that was significantly damaged and disrupted by the recent earthquake in
China
.

ENDS

For more information:
In the
UK
: Simon Mays-Smith/ Charles Goldsmith

+44
(0)
20 7010 2310
In
China
: James Kynge

+86 13801

222430

Note to Editors:
Pearson's other activities in China include Pearson Education, which co-publishes textbooks
with Chinese partners, in addition to English-language dictionaries and training books; Penguin, which this year began publishing Penguin Classics in Mandarin and is publishing the Chinese best-selling novel Wolf Totem in English around the world; and FTChinese.com, the Chinese-language website of the Financial Times. Other Pearson activities in China include Pearson VUE, the professional testing unit, and the New York Institute of Finance, which develops courses in marketing, finance and information technology.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                               PEARSON plc

Date: 28 May 2008

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary